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                            April 9, 2021

       Patrick Ryan
       Chief Executive Officer
       Maverick Specialty, Inc.
       Two Prudential Plaza
       180 N. Stetson Avenue
       Suite 4600
       Chicago, IL 60601

                                                        Re: Maverick Specialty,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 15,
2021
                                                            CIK No. 0001849253

       Dear Mr. Ryan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Who We Are, page 1

   1. You state on page 2 that you "are the second-largest U.S. P&C insurance Wholesale
                                                        Broker and the
third-largest U.S. MGU according to Business Insurance   s 2020
                                                        rankings...." You also
state on page 99 that "in 2020, [your] revenue derived from the Top
                                                        100 firms (as ranked by
Business Insurance) expanded faster than 20%." As applicable, please revise your
disclosure throughout the prospectus to disclose the measure by which such rankings are
determined.
 Patrick Ryan
FirstName   LastNamePatrick Ryan
Maverick Specialty,  Inc.
Comapany
April       NameMaverick Specialty, Inc.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
Ownership and Organizational Structure, page 13

2. Here and in the main section beginning on page 131, please expand the diagram of the expected organizational structure following completion of the Organizational
         Transactions to include the percentage of ownership and voting interest in Ryan Specialty
         Group Holdings, Inc. to be held by each type of holder or entity depicted in the diagram for the Class A shares, Class B shares and Class C Participation Units held. Please also quantify in the diagram the percentage ownership interest in Holdings LLC of Ryan
         Specialty Group Holdings and the Founder and Executive Holders. Summary Historical and Pro Forma Consolidated Financial and Other Data
Selected Other Financial Data, page 24

3.       Please revise to address the following for the periods presented:
             Disclose how the organic growth rate was determined for fiscal 2019 as well as disclosing the dollar amounts utilized in deriving the organic revenue growth rate percentages disclosed.
             Disclose the margin comparable to the Adjusted EBITDAC margin under GAAP.
             Disclose the net income margin which is most comparable to the adjusted net income margin.
             Disclose diluted earnings per share under GAAP.
             The information should also be included and discussed in the tables within MD&A.
Risk Factors
Our growth strategy may involve opening new offices..., page 42

4. We note your disclosure that you currently have plans to open new offices over the next
         12 months. Please revise to briefly discuss such plans, including, to the extent possible, an estimate of the number of new offices you plan to open and the costs of doing so, either here or elsewhere in the prospectus.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Year-over-Year Results of Operations
Revenue
Net Commission and Fees, page 102

5. Please revise to disclose the gross premiums charged for the placed insurance products within each of the three Specialties for the periods presented.
6. Please revise to address whether the commission and fee percentages varied in the aggregate within the three Specialties during the periods presented.
7. Please revise to disclose the level of pre-negotiated service fees recognized in each of the periods presented. Also indicate whether these types of arrangements are typical with a certain type of written insurance product.
 Patrick Ryan
Maverick Specialty, Inc.
April 9, 2021
Page 3
Expenses, page 103

8. Please revise the discussion of each of the expense types disclosed to quantify and discuss the specific changes in the levels of the individual expenses for each of the comparable periods presented.
9. Please revise to provide a discussion of the long-term incentive compensation arrangements entered into in conjunction with the acquisitions made.
10. Please revise to provide a specific and thorough discussion of the restructuring undertaken in fiscal 2020 and the costs recognized.
11. Please revise to provide a discussion of the prepaid incentive program and indicate when the program was discontinued.
12. Please revise to provide a discussion of the expenses recognized and the nature of the discontinued programs no longer core to the business.
Other Non-Operating Income (Loss), page 103

13. Please tell us how the fair value income or loss was determined in regard to the embedded derivative associated with the Class B preferred units during the periods presented.
Notes to the Consolidated Financial Statements
Note 6. Receivables and Current Assets, page F-27

14. Please revise to provide in tabular format an aging analysis of the accounts receivable for the periods presented.
15. Please revise to provide a rollforward of the allowance for expected credit losses for the
         2019 fiscal period as well.
Note 13. Equity-Based Compensation, page F-36

16.      Please provide the disclosures requirements of ASC 718-10-50-2d.
General

17. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
FirstName LastNamePatrick Ryan
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those
Comapany     NameMaverick
       communications.       Specialty,
                          Please contactInc.
                                          the staff member associated with the
review of this filing
April 9,to2021
           discuss
               Pagehow
                     3 to submit such copies.
FirstName LastName
 Patrick Ryan
FirstName   LastNamePatrick Ryan
Maverick Specialty,  Inc.
Comapany
April       NameMaverick Specialty, Inc.
       9, 2021
April 49, 2021 Page 4
Page
FirstName LastName
        You may contact Michael Henderson at (202) 551-3364 or Marc Thomas at
(202) 551-
3452 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance